EXHIBIT 23

Independent Auditors’ Consent

We consent to the incorporation by reference in the registration statements (No. 333-97419, No. 333-110775, No. 333-110777 and 333-107337) on Form S-8 of North State Bancorp and Subsidiary of our report dated January 23, 2004 with respect to the consolidated balance sheets of North State Bancorp and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, which report appears in the annual report on Form 10-KSB of North State Bancorp and Subsidiary for the year ended December 31, 2003.

/s/ Dixon Hughes PLLC

Dixon Hughes PLLC

Sanford, North Carolina

March 25, 2004